Cohen & Czarnik LLP
17 State Street
39th Floor
New York, New York 10004

Stephen J. Czarnik, Esq.
Direct Dial:	(212) 232-8323
Fax:	(212) 937-3870

December 29, 2008

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:        Russell Mancuso, Branch Chief

RE:	REMARK ENTERPRISES, INC.
Registration Statement on Form 10-SB Filed December 3, 2008
File No. 000-53514

Ladies and Gentlemen:

On behalf of REMARK ENTERPRISES, INC. (“REMARK”), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated December 19, 2008, regarding REMARK’s registration statement on Form 10-SB dated December 3, 2008.  Amendment No. 1 to the registration statement (Form 10) was transmitted via EDGAR today, December 29, 2008, which includes changes made to the registration statement in response to the staff’s comments.

This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

1.
Please note that the use of Form 10-SB was discontinued for filings made after February 4, 2008. Refer to Securities Act Release No. 8876 (December 19, 2007). Please amend your filing to be on the appropriate form. Also ensure that your filing includes all disclosure items required by that form.

The registration statement has been amended accordingly.

We would very much appreciate your prompt review of Amendment No. 1 and our responses to your comment letter.  If you have any comment or questions about the foregoing, please contact me at (212) 232-8323.  I thank you for your attention to this matter.

With kind regards,

/s/

cc:	Mr. Lawrence Rothberg
President and Director
REMARK ENTERPRISES, INC.
1 Linden Place, Suite 207
Great Neck, New York 11021